Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of November 7, 2014. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and nine months ended September 30, 2014, and other corporate filings available at www.sedar.com(“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for adjusted operating costs, all-in sustaining costs and all-in costs – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

Rio Alto is a Canadian-based, international precious metals producer with operations in Peru. The Company is focused on building a portfolio of high quality assets, through acquiring, exploring, developing and operating mineral resource properties. The Company owns and operates the La Arena Mine, as well as the Shahuindo Gold Project, both in northern Peru.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”), the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

La Arena Mine

The Company is mining the gold oxide deposit at the La Arena Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”), together with Phase I, the “La Arena Project” in northwestern Peru.

Shahuindo Gold Project

On August 5, 2014 Rio Alto acquired the Shahuindo Gold Project (“Shahuindo”), located in northwestern Peru, through the acquisition of all the outstanding common shares of Sulliden Gold Corporation Ltd. (“Sulliden”). The project is in the development phase and it is anticipated that the first gold pour will be achieved at Shahuindo by the end of 2015 or early 2016, and that the project will have a mine life of approximately 10 years.

The Shahuindo acquisition is reflected in the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and 2013, with an effective date of August 5, 2014.

Highlights for the three months ended September 30, 2014

  Net income amounted to $21.3 million, or $0.08 per share.

  Cash provided by operations was $30.9 million.

  Gold produced and sold was 56,368 ounces, of which 52,680 ounces were sold at an average realized price of $1,261 per ounce. In July 2014 the Company delivered the final 3,688 ounces to settle the 3,881 notional gold ounces outstanding on the Prepayment.

  World Gold Council (“WGC”) adjusted operating costs per ounce of gold sold during the quarter were $538 per ounce, WGC all-in sustaining costs per ounce of gold sold were $783 per ounce and WGC all-in costs per ounce of gold sold were $940 per ounce.

  On August 5, 2014, the Company completed the acquisition of Sulliden. The main asset acquired is the Shahuindo Gold Project.

  Cash of $19.8 million invested in capital, $1.7 million in exploration and $34.1 million to complete the Shahuindo acquisition.

  On July 4, 2014, the Company received funds of $35 million from a loan with Banco de Credito del Peru.

Highlights for the nine months ended September 30, 2014

  Net income amounted to $48.3 million, or $0.23 per share.

  Cash provided by operations was $71.7 million.

  Gold produced and sold was 164,347 ounces, of which 151,442 ounces were sold at an average realized price of $1,273 per ounce.

  WGC adjusted operating costs per ounce of gold sold were $585 per ounce, WGC all-in sustaining costs per ounce of gold sold were $776 per ounce and WGC all-in costs per ounce of gold sold were $911 per ounce.

  On August 5, 2014, the Company completed the acquisition of Sulliden.

  Cash of $43.7 million invested in capital, $3.7 million in exploration and $47.9 million to complete the Shahuindo acquisition.

  On July 4, 2014, the Company received funds of $35 million from a loan with Banco de Credito del Peru.

Shahuindo Acquisition

On August 5, 2014 the Company issued 153,406,390 common shares to acquire all of the outstanding Sulliden common shares for 0.525 of a Rio Alto common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). In addition, as part of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD$25 million in cash from Rio Alto. The Company also reserved 20,905,870 shares related to options and warrants to purchase Rio Alto common shares, issued to former Sulliden option and warrant holders. The Transaction was accounted for as an acquisition of the assets of Sulliden. The key asset acquired in the Transaction is the Shahuindo Gold Project in Peru, which is in the development phase.

The fair value of the consideration transferred to acquire the Shahuindo Gold Project was $432,839, which consists of the following:

Purchase price including shares owned previously:
Fair value of shares issued	$352,650
Fair value of Sulliden shares owned previously	32,788
Fair value of shares issued to settle DSU and RSU	3,979
Fair value of stock options issued	9,083
Fair value of share purchase warrants issued	5,030
Cash	22,895
Transaction costs	6,414
$432,839

2014 Guidance Update and Revision

For 2014, production guidance has increased from 200,000 to 220,000 gold ounces to a range of 215,000 to 225,000 gold ounces.

Management now anticipates a slightly lower cost per ounce of gold sold, lowering guidance range for WGC adjusted operating costs per ounce to $575 to $600, from $629 to $695. WGC adjusted operating costs per ounce were $585 per ounce of gold for the nine months ended September 30, 2014 (“see Non-GAAP Measures”).

Management now anticipates the guidance range for WGC all-in sustaining costs for 2014 – including selling, general and administrative cost, exploration, and sustaining capital - to range from $775 to $800 per ounce, lowered from the previous guidance range of $824 to $911. WGC all-in sustaining costs were $776 per ounce of gold for the nine months ended September 30, 2014 (“see Non-GAAP Measures”).

Management now anticipates the guidance range for WGC all-in costs for 2014 to range from $900 to $925 per ounce, lowered from the previous guidance range of $990 to $1,094. WGC all-in costs were $911 per ounce of gold for the nine months ended September 30, 2014 (see “Non-GAAP Measures”).

The Company reports WGC costs in order to provide a benchmark against its peers’ performance. However, for internal planning purposes, management’s operating and investment decisions are based on expected after-tax cash flows. See the “Non-GAAP Measures” section for a reconciliation of the WGC cost per ounce to management's cost per ounce.

Following is management’s estimate of the Company’s after tax performance measures based on forecasted gold prices of $1,000, $1,200, $1,400 and $1,600 per ounce, based on updated 2014 production guidance of 215,000 to 225,000 ounces (before the impact of the Shahuindo project acquired August 5, 2014):

Millions of dollars except per ounce amounts	$1,000/ounce		$1,200/ounce		$1,400/ounce		$1,600/ounce
Operating costs	$130.6		$130.6		$130.6		$130.6
Remediation costs	1.5		1.5		1.5		1.5
Adjusted operating costs	132.1		132.1		132.1		132.1
Taxes	17.1		32.2		48.1		64.2
Sustaining capital	26.7		26.7		26.7		26.7
After tax sustaining costs	175.9		191.0		206.9		223.0
Expansion capital(1)	nil		29.7		29.7		29.7
All-in after tax costs	$175.9		$220.7		$236.6		$252.7
Management’s per ounce costs	Low	High	Low	High	Low	High	Low	High
Adjusted operating	$587	$614	$587	$614	$587	$614	$587	$614
After tax sustaining	$782	$818	$849	$888	$920	$962	$991	$1,037
All-in after tax	$782	$818	$981	$1,027	$1,052	$1,100	$1,123	$1,175
(1)	If gold price were to decrease to $1,000/ounce, the Company would cease investing in expansion capital.

For the nine months ended September 30, 2014, the total all-in after tax cost per ounce was $1,038, which is within the range of the Company’s annual projection of $1,003 to $1,104 per ounce for gold prices of $1,200/ounce. The components of this are as follows:

		Annual forecast 2014
	For the nine months ended
	September 30, 2014	Low	High
Adjusted operating	$546	$600	$660
Sustaining capital and taxes	379	269	296
After tax sustaining	925	869	956
Non sustaining	113	134	148
All-in after tax	$1,038	$1,003	$1,104

Adjusted operating costs were lower than budgeted for the nine months ended September 30, 2014. The reason behind the reduction in operating costs was due to a reduction in unit production costs, described in detail in the section Gross profit – Nine months ended September 30.

Sustaining capital and taxes were higher than budgeted for the nine months ended September 30, 2014. Spending on sustaining capital increased due to higher than budgeted work on the heap leach pad and increasing the scope of the projected build out this year. Taxes were higher than budgeted amount due to the budget being based on $1,200, versus an actual realized price of $1,273 for the nine months ended September 30, 2014. Non sustaining costs for the nine months ended September 30, 2014 were lower than budget due to a lower than anticipated spending on Phase II, slightly offset by a higher than budgeted spending on the Yamobamba substation.

La Arena Mine Operations

The following table sets out the materials mined and gold production at the La Arena Mine for the three and nine months ended September 30, 2014 and 2013.

	Three months ended September 30,			Nine months ended September 30,
	2014	Plan	2013	2014	Plan	2013
Tonnes Mined (000's)
Ore	4,443	3,135	4,996	11,884	9,177	10,430
Waste	3,819	5,031	5,595	13,707	15,054	17,833
Total	8,262	8,166	10,591	25,591	24,231	28,263
Tonnes per day (000's)
Ore	48.3	34.1	54.3	43.5	33.6	38.2
Waste	41.5	54.7	60.8	50.2	55.2	65.3
Total	89.8	88.8	115.1	93.7	88.8	103.5
Waste: Ore ratio	0.86	1.60	1.12	1.15	1.64	1.71
Grade (g/t)	0.47	0.64	0.58	0.51	0.63	0.93
Gold ounces produced	56,368	54,978	59,157	164,347	158,553	143,940

Despite lower grades, gold produced in the three months ended September 30, 2014 was 56,368 ounces, 5% less than the three months ended September 30, 2013 as lower grades were partially offset by a lower waste to ore ratio. Gold produced in the three months ended September 30, 2014, was 3% above planned levels as lower grades were offset by lower waste to ore ratios.

Despite lower grades, gold produced in the nine months ended September 30, 2014 was 164,347 ounces, 14% more than the same period in 2013 as lower grades were more than offset by a lower waste to ore ratio. Despite lower grades, gold produced in the nine months ended September 30, 2014, was 4% above planned levels due to a lower waste to ore ratio.

In the second quarter of 2014 a mining cutoff of 0.10 grams per tonne was applied compared to 0.13 grams per tonne in the plan and prior periods. The decision to lower the cutoff is attributed to lower reagent costs and future lower power costs in conjunction with recovering gold from the leaching of oxidized intrusive material which is blended with oxidized sandstone material. The net effect has been waste tonnes converted to ore tonnes which has lowered the average grade and lowered the strip ratio. In 2013, material between 0.13 – 0.30 grams per tonne was stockpiled as low grade ore which raised the production grade. In 2014, this stockpile is slowly being remobilized into production which lowers the average grade. There has been a decrease in the price of sodium cyanide, which also decreased processing costs.

Mine operating costs, excluding working capital changes, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014		2014
		$/tonne ore		$/tonne ore

Mining	$13,743	$3.10	$45,127	$3.80
Processing	2,526	0.57	7,987	0.67
Maintenance	1,197	0.27	3,483	0.29
Power generation	1,435	0.32	4,367	0.37
Contractors’ fees	2,124	0.48	6,809	0.57
Mine management	2,856	0.65	8,205	0.69

Mine operating costs	$23,881	$5.39	$75,978	$6.39

Mining costs of $45.1 million for the nine months ended September 30, 2014 and included $11.0 million for 2.8 million gallons of diesel, $11.8 million for equipment rentals, $8.5 million for mining spares parts and ground engaging tools, $5.5 million of labour,  $4.0 million for blasting materials and $3.9 million for services.

Processing costs were $8.0 million for the nine months ended September 30, 2014 and included $3.5 million for sodium cyanide, $1.9 for lime, and $0.6 million of labour.

Mine and fleet maintenance costs were $3.5 million in the nine months ended September 30, 2014 and consisted of approximately 63% labour, 16% for equipment rentals and 21% for services and materials.

Power generation cost will decrease starting late-October 2014 as power generation and distribution costs will be significantly reduced once electricity is provided from the national grid. Approximately 63% of the power generation costs are related to diesel costs. The anticipated savings will be approximately $18 to $19 per ounce of gold sold.

Contractors’ fees are determined by a formula related to productivity and underlying costs and vary accordingly from period to period. Mine management cost is primarily related to labour costs and is relatively constant from period to period.

Shahuindo Gold Project

The Shahuindo Gold Project is currently in the development stage. Management is finalizing the mine plan for Shahuindo over the next two months, for release prior to the end of Q4 2014.

Results of Operations

The following table provides selected quarterly financial information:

	September	June 30,	March 31,	December	September	June 30,	March 31,	December
	30, 2014	2014	2014	31, 2013	30, 2013	2013	2013	31, 2012

Revenue	$68,849	$67,295	$65,088	$85,452	$77,651	$63,859	$58,160	$82,198

Total assets	779,734	374,948	344,709	358,616	339,966	328,413	346,942	353,481

Working capital	14,831	69,593	54,577	48,150	48,155	40,258	53,045	55,600
Shareholders’ equity	676,965	295,933	273,910	261,641	251,067	234,356	236,986	227,582

Net income /(loss)	$21,251	$15,150	$11,909	$9,996	$15,907	$(3,229)	$8,084	$26,796
Basic earnings/(loss) per share	$0.08	$0.09	$0.07	$0.06	$0.09	$(0.02)	$0.05	$0.16
Diluted earnings/(loss) per share	$0.08	$0.09	$0.07	$0.06	$0.09	$(0.02)	$0.04	$0.16

Gross Profit – Three months ended September 30

The table below highlights the factors that have influenced the gross profit margin for the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013.

	Three months ended
	September 30,			Variance (Three months ended September 30, 2014 vs. 2013)
	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$68,849	$77,651	$(8,802)	$(5,395)	$(3,407)	$-	$(8,802)
Cost of sales	(30,458)	(33,795)	3,337	-	1,507	1,830	3,337
Amortization	(7,328)	(8,263)	935	-	363	572	935
Gross profit	$31,063	$35,593	$(4,530)	$(5,395)	$(1,537)	$2,402	$(4,530)

Sales (ozs)	56,368	59,157	(2,789)
Per oz sold
Price realized	$1,221(1)	$1,313	$(92)
Cost of sales	$540	$571	$(31)
Amortization	$130	$140	$(10)
(1)	Price realized includes 3,688 ounces delivered under the Prepayment. The average realized price of the other 52,680 ounces of cash sales was $1,261 per ounce.

Sales revenue was $68,849 in the three months ended September 30, 2014, an $8,802 decrease over the three months ended September 30 2013, due to lower volume and lower price realized per ounce. Gold sales, at 56,368 ounces, decreased 5% in the three months ended September 30, 2014 over the three months ended September 30, 2013 due to lower production (as discussed in the La Arena Mine Operations section). Gold ounces sold for cash during the quarter were 52,680 ounces at an average price of $1,261 compared to cash sales of 59,157 ounces at an average price of $1,310 per ounce in the three months ended September 30 2013. In the three months ended September 30, 2014, there were 3,688 ounces delivered in settlement of the Prepayment, and silver revenue of $146, related to 7,597 ounces of silver sold at a price of $19.22 per ounce. In the three months ended September 30 2013, there were no ounces of gold delivered in settlements of the Prepayment, and $130 in silver revenue related to 6,121 ounces of silver sold at a price of $21.24 per ounce.

Cost of sales in the three months ended September 30, 2014 at $30,458, 10% below the three months ended September 30, 2013 due to lower volumes and lower costs per ounce produced. In 2014, there were three mining fleets working compared to four mining fleets in 2013, due to a decrease in waste mined in 2014 compared to 2013. This resulted in lower equipment rental, labour and indirect costs. In addition, the decision to reduce the cut-off grade from 0.10 grams per tonne to 0.13 grams per tonne which has resulted in an increased ore compared to waste tonnes.

Amortization, at $7,328 was $935 lower in the three months ended September 30, 2014 compared to the three months ended September 30, 2013 due to a 5% decrease in volumes and an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. This was partially offset by an increase in the capitalized costs, primarily related to the heap leach pad and ponds. As a result of the increase in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

Gross Profit – Nine months ended September 30

The table below highlights the factors that have influenced the gross profit margin for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

	Nine months ended
	September 30,			Variance (Nine months ended September 30, 2014 vs. 2013)
	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$201,232	$199,670	$1,562	$(23,239)	$24,801	$-	$1,562
Cost of sales	(96,576)	(99,700)	3,124	-	(11,903)	15,027	3,124
Amortization	(21,940)	(24,933)	2,993	-	(2,704)	5,697	2.933
Gross profit	$82,716	$75,037	$7,679	$(23,239)	$10,194	$20,724	$7,679

Sales (ozs)	164,347	144,092	20,255
Per oz sold
Price realized	$1,224	$1,386	$(162)
Cost of sales	$588	$692	$(104)
Amortization	$133	$173	$(40)
(1)	Price realized includes 12,905 ounces delivered under the Prepayment. The average realized price of the other 151,442 ounces of cash sales was $1,273 per ounce.

Sales revenue was $201,232 in the nine months ended September 30, 2014, a $1,562 increase over the nine months ended September 30 2013, due to higher volume partially offset by lower price realized per ounce. Gold sales, at 164,347 ounces, increased 14% due to higher production (as discussed in the La Arena Mine Operations section). Gold ounces sold for cash during the nine months ended September 30, 2014 were 151,442 ounces at an average price of $1,273 compared to cash sales of 143,940 ounces at an average price of $1,384 per ounce in the nine months ended September 30 2013. There were 12,905 ounces delivered in settlement of the Prepayment, and $431 in silver revenue related to 21,723 ounces of silver sold at a price of $19.84 per ounce in the nine months ended September 30, 2014. In the three months ended September 30 2013, there were 152 ounces of gold delivered in settlements of the Prepayment, and $291 in silver revenue related to 12,049 ounces of silver sold at a price of $24.15 per ounce.

Cost of sales in the nine months ended September 30, 2014 at $96,576. Despite the 14% increase in volumes, the cost of sales in the nine months ended September 30, 2014 was $3,124 lower than the nine months ended September 30, 2013 due to lower unit production costs. In 2014, there were three mining fleets working compared to four mining fleets in 2013, due to a decrease in waste mined in 2014 compared to 2013. This resulted in lower equipment rental, labour and indirect costs. In addition, the decision to reduce the cut-off grade from 0.10 grams per tonne to 0.13 grams per tonne which has resulted in an increased ore compared to waste tonnes.

Despite a 14% increase in ounces sold, amortization was $21,940 in the nine months ended September 30, 2014, $2,993 lower than the nine months ended September 30 2013 due to an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. At the time of the change in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

General and administration costs

General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the three and nine months ended September 30, 2014 compared to the three and nine months ended September 30, 2013:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Share-based compensation	$258	$574	$861	$1,740
Salaries and bonuses	381	276	2,560	853
Regulatory and transfer agent fees	34	48	272	161
Professional fees	(181)	198	564	397
Directors’ fees	102	102	297	288
Office and miscellaneous	92	65	287	273
Travel	30	48	104	189
Investor relations	57	36	93	139
Amortization	4	8	22	125
	$777	$1,355	$5,060	$4,065

General and administrative costs were $777 and $5,060 in the three and the nine months ended September 30, 2014, respectively, compared to $1,355 and $4,065 in the three and the nine months ended September 30, 2013, respectively. The increases in the 2014 amounts were due primarily to increased salaries and professional fees. Professional fees increased due to activities related to the acquisition of Sulliden, completed on August 5, 2014. Upon completion of the Transaction, the significant transaction fees were subsequently capitalized which accounts for the reduction in the third quarter of 2014. Salaries increased due to retirement settlements related to the former Chief Financial Officer in April 2014. Share-based compensation expense is lower in 2014 due to a reduced number of share options vesting. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Regulatory and transfer agent fees are higher in 2014 due to the New York Stock Exchange annual fee being incurred in the first quarter of 2014 instead of later in the fiscal year as in 2013.

Investment and other income (loss)

Investment and other income (loss) consists of:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Unrealized gain on derivative liability	$164	$226	$715	$1,238
Unrealized gain on the warrant liability	24	-	24	-
Loss on Prepayment	-	-	-	(5,427)
Foreign exchange gain (loss)	(870)	1,332	(1,483)	(1,893)
Other income (loss)	267	243	395	430
	$(415)	$1,801	$(349)	$(5,652)

An unrealized gain on the derivative liability of $164 and $715 was recognized as a fair value adjustment of the derivative liability in the three and nine months ended September 30, 2014, respectively, compared to an unrealized gain of $226 and $1,238 in the three and nine months ended September 30, 2013, respectively. The derivative liability relates to the Purchase Agreement described in Note 15 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The gain is lower in 2014 due to the reduced commitment levels.

The unrealized gain on the warrant liability was $24 in the three and nine months ended September 30, 2014. The liability was created on the issue of replacement warrants to former Sulliden warrants holders on completion of the Transaction. The Black-Scholes Option Pricing Model is used to estimate the fair value of warrants and changes in the fair value of the liability are reflected in profit or loss. The warrants expire April 12, 2015.

The loss on settlement of Prepayment during the nine months ended September 30, 2013 arises from a cash payment in lieu of delivering ounces of gold to partially settle delivery obligations under this agreement. A cash payment of $10,057 was made to settle delivery of 7,882 ounces of gold at an effective price of $1,276 per ounce. Accounting for this payment involves recognizing a drawdown of deferred revenue in the amount of $4,630 and a charge to net income of $5,427, which approximates the future cost of producing the ounces that would have otherwise been delivered under the Prepayment.

A foreign exchange loss of $870 and $1,483 was recognized in the three and nine months ended September 30, 2014, respectively compared to a foreign exchange loss of $1,893 and foreign exchange gain of $1,335 in the three and nine months ended September 30, 2013, respectively. The foreign exchange loss in 2013 was due primarily to the significant appreciation of the US dollar compared to the Peruvian sol, while the Company held net monetary assets in the Peruvian sol. On December 31, 2012, the Peruvian sol was 0.3899 and appreciated to 0.3593 at September 2013. It has remained relatively stable since that time closed down at 0.3460 on September 30, 2014.

Other income (loss) consists of interest income on term deposits and unrealized gains or losses on other financial assets as explained in Notes 8 of the Financial Statements.

Other items

In the three and nine months ended September 30, 2014, the Company had a gain on the investment in Sulliden of $7,222 reclassified from other comprehensive income to income related to the shares of Sulliden owned prior to the completion of the Transaction. On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden, for an aggregate purchase price of approximately $27.3 million. On August 5, 2014 Rio Alto purchased the remaining shares of Sulliden (see Note 5 to the Financial Statements). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain was reclassified to profit (see the Shahuindo Acquisition section above and Note 5 to the Financial Statements).

The accretion of the asset retirement obligation was $398 and $1,193 for the three and nine months ended September 30, 2014 and were in line with prior years. The Company’s current reclamation and closure plan for Phase I was approved by the Ministry of Energy and Mines (“MEM”) in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025. The Company continuously reviews and revises its closure plan. La Arena received environmental approval for Phase II, dated December 27, 2013 from the MEM, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

Captive insurance expenses are incurred as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary.

The interest expense has increased from $47 and $141 for the three and nine months ended September 30, 2013 to $294 and $445 for the three and nine months ended September 30, 2014. In 2013 there was a $3,000 debt that bore interest at 3-month LIBOR plus 6 per cent compounded annually. This was repaid in full in July 2014. Also in July 2014, the Company received funds of $35,000 from Banco de Credito del Peru, as part of the $50,000 credit facility agreement (“the Loan”) signed on June 16, 2014. The Loan has a one-year term and bears interest at 30-day LIBOR plus 2.60%. The funds received on the Loan will be used for working capital. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

In the third quarter of 2013, the Company wrote off the surface rights relating to the La Colorada exploration project which were carried at $7,261. The Company determined that the carrying value of the property was not recoverable as the gold mineralization discovered at the property did not justify the cost of a standalone development.

Other Comprehensive Income

As discussed above, on completion of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. As a result, Rio Alto received 2,696,629 shares of Sulliden Mining valued at $1,765. These shares are revalued at the end of each period with the change in the fair value recognized in other comprehensive income. In the nine months ended September 30, 2014 this resulted in a loss of $562 to other comprehensive income (loss). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain was reclassified to profit.

Liquidity and Capital Resources

The Company’s cash balance at September 30, 2014 was $38.6 million which was an increase of $11.5 million from December 31, 2013. Working capital of $14.8 million (including the current IGV receivable of $19.8 million) at September 30, 2014, decreased by $32.4 million from $48.2 million at December 31, 2013 due to an increase in current debt of $31.8 million used primarily to finance $47.9 million of cash required (net of cash acquired) to complete the Transaction. Working capital was also impacted by a $29.1 million decrease in accounts receivable offset by a $21.2 million decrease in accounts payable. Tax payments made during the nine months ended September 30, 2014 described in Note 14 to the Financial Statements amounted to $31.3 million.

The Company plans to develop the Shahuindo project to start production in late 2015/early 2016. The mine plan and related costs are currently under review. This is expected to be financed by a combination of capital leases and a long term line of credit. The utilization of capital leases will result in accelerated depreciation, which will result in larger tax deductions at the beginning of the Shahuindo project’s life.

At September 30, 2014 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$34,489	$1,485	$2,560	$38,534
Deposits at 0.90%	-	68	-	68
	$34,489	$1,553	$2,560	$38,602

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Operating activities consists of the following:

	Three months ended September 30		Nine months ended September 30,
	2014	2013	2014	2013
Net income	$21,251	$15,907	$48,310	$20,762
Reclamation expenditures	(78)	(297)	(147)	(602)
Items not affecting cash:
Amortization	7,332	8,271	21,962	24,958
Deferred revenue	(2,297)	-	(8,040)	(106)
Write-off of exploration property	-	7,261	-	7,261
Gain on Sulliden shares	(7,222)	-	(7,222)	-
Deferred income tax	1,678	(4,430)	268	1,102
Loss on settlement of the prepayment
agreement	-	-	-	5,427
Other	317	624	1,201	2,145
Cash provided by operating activities before changes in non-cash working capital	20,981	27,336	56,332	60,947
Changes in non-cash working capital	9,937	8,144	15,364	(3,678)
	$30,918	$35,480	$71,696	$57,269

Cash provided in operating activities was $30,918 in the three months ended September 30, 2014 compared to cash provided in operating activities of $35,480 in the quarter ended September 30, 2013, a decrease of $4,562. The decrease is due primarily to a decrease in cash gross profit (i.e. cash sales less cost of sales) and is related to lower prices and volumes in the three months ended September 30, 2014 compared to the three months ended September 30, 2013 as discussed in the Gross Profit - Three months ended September 30 section of this Management Discussion and Analysis. The cash provided in operating activities in the three months ended September 30, 2014 is from net income of $21,251 adjusted for non-cash items, totaling $270 and changes in non-cash working capital of $9,937. The non-cash items includes, amortization of $7,332, share-based compensation of $258, accretion of the asset retirement obligation of $398 and deferred income taxes of $1,678, which were partially offset by deferred revenue of $2,297, and the $7,222 gain on the Sulliden shares. There were also reclamation expenditures of $78 paid during the three months ended September 30, 2014.

Changes in non-cash working capital of $9,937 increased operating cash flow in the three months ended September 30, 2014 compared to $8,144 in the three months ended September 30, 2013. The cash provided by changes in non-cash working capital in the three months ended September 30, 2014 was primarily due to the Peruvian VAT (“IGV”) receivable of $6,503. The cash provided by non-cash working capital changes of $8,144 increased operating cash flow in the three months ended September 30, 2013 included accounts receivable of $8,043, IGV receivable of $10,571, and taxes payable of $2,792, offset by cash used in accounts payable of $7,860 and inventory of $5,758.

Cash provided in operating activities was $71,696 in the nine months ended September 30, 2014 compared to $57,269 in the nine months ended September 30, 2013. The increase is due primarily to changes in non-cash working capital providing cash of $15,364 in the quarter ended September 30, 2014 compared to cash of $3,678 used in the same period of 2013. The cash provided in operating activities the nine months ended September 30, 2014 stems from net income of $48,310 adjusted for non-cash items, totaling $8,022 and changes in non-cash working capital of $15,364. The non-cash items include amortization of $21,962, which is partially offset by deferred revenue of $8,040, and the gain on the Sulliden shares of $7,222. There were also reclamation expenditures of $147 paid during the nine months ended September 30, 2014.

Changes in non-cash working capital of $15,364 increased operating cash flow in the nine months ended September 30, 2014 compared to decreasing operating cash flow by $3,678 in the nine months ended September 30, 2013. The cash provided by changes in non-cash working capital in the nine months ended September 30, 2014 include accounts receivable of $29,710, inventory of $4,923 and IGV receivable of $4,347 offset by cash used in accounts payable of $24,561. The cash used by changes in non-cash working capital in the nine months ended September 30, 2013 included income taxes payable of $35,822, and inventory of $11,677, offset by cash generated by IGV receivable of $35,563 and accounts receivable of $11,677.

Under Peruvian law the IGV is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. At September 30, 2014, the Company has an IGV receivable of $31,854 (December 31, 2013 - $23,996). Although during the nine months ended September 30, 2014 the Company received $12,046, the balance increased due to increases resulting from the IGV expenditures incurred and the IGV of $12,204 acquired in the Transaction. The IGV acquired is related to the Shahuindo project and is collectible once the project starts generating revenue.

Financing Activities:

Net cash provided in financing activities during the quarter ended September 30, 2014 was $32,337 compared to cash used of $231 in the quarter ended September 30, 2013. Net cash used in financing activities in the nine months ended September 30, 2014 was $32,419 compared to $9,074 used in the nine months ended September 30, 2013.

In July 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

In July 2014, the Company received funds of $35,000 from Banco de Credito del Peru, as part of the $50,000 credit facility agreement signed on June 16, 2014. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60%. The funds will be used for working capital. As security for this loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

In the three months ended September 30, 2014 the Company received $921 on the exercise of 915,250 options compared to proceeds of $230 received on the exercise of 812,000 stock options in the three months ended September 30, 2013.

In the nine months ended September 30, 2014 the Company received $1,003 on the exercise of 1,215,250 options. In the nine months ended September 30, 2013 the Company received $283 on the exercise of 874,000 options and $283 on the conversion of 336,720 warrants.

In the nine months ended September 30, 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 15 of the Financial Statements.

Investing Activities:

Investing activities is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Investment in Sulliden
Purchase of shares	(13,531)	-	(27,331)	-
Cash to Sulliden Mining	(22,895)	-	(22,895)	-
Transaction costs	(6,414)	-	(6,414)	-
Cash acquired	8,776	-	8,776	-
	(34,064)	-	(47,864)	-
Mineral property expenditures:
La Arena - Phase II	(1,261)	(2,968)	(3,775)	(12,693)
Shahuindo	(1,738)	-	(1,738)	-
Purchase of plant and equipment	(16,777)	(16,451)	(38,201)	(42,510)
Restricted cash	-	(2)	(1,012)	(1,851)
Other	$-	$-	$-	$(183)

	$(53,840)	$(19,421)	$(92,590)	$(57,237)

During the three and nine months ended September 30, 2014 cash of $53,840 and $92,590, respectively was used in investing activities, compared to $19,421 and $57,237 in the three and nine months ended September 30, 2013. The increase is due to the investment in Sulliden.

On May 29, 2014, the Company purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, for cash consideration of CAD$1.10 per common share for an aggregate purchase price of $27,331. This was partially financed with $13,800 cash paid in the second quarter and the remaining $13,531 paid in the third quarter.

On August 5, 2014, the Company completed the Transaction. Transaction costs to complete the Transaction were $6,414. In addition, as part of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD$25 million in cash from Rio Alto. At the acquisition date, Sulliden had $8,776 in cash that Rio Alto acquired.

Restricted cash consists of funds on deposit amounting to $5,014 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations, as well as $25 (December 31, 2013 - $25) in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

In the three and the nine months ended September 30, 2014 the additions to mineral properties were $2,999 and $5,513 respectively, compared to $2,968 and $12,693 in the three and nine months ended September 30, 2013. The additions to the mineral properties in 2013 and $3,773 in 2014 relate to Phase II (copper/gold sulfide deposit) of the La Arena Project. This project is not currently producing and is working towards a feasibility study expected in the first quarter of 2015. In 2014, there were additions of $1,738 related to the Shahuindo property acquired August 5, 2014.

The Shahuindo Gold Project is currently in the development stage. Management is currently finalizing the mine plan for Shahuindo.

The plant and equipment expenditures are primarily related to develop the La Arena Project. In the three and nine months ended September 30, 2014, the additions to plant and equipment were $16,777 and $38,201, respectively and related primarily to the heap leach expansion and the Yamobamba power station, which will provide power to the La Arena project. In the three and nine months ended September 30, 2013, the additions to plant and equipment were $16,451 and $42,510, respectively and related primarily to the heap leach expansion and the Yamobamba power station, which will provide power to the project. The Yamobamba power station was commissioned in late October 2014 to provide electrical power to the La Arena Project from the national grid.

NON-GAAP MEASURES

All-in sustaining and all-in costs per ounce sold

WGC guidance for presentation of all-in sustaining and all-in total costs has been adopted by many of the Company’s peers. Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance, all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions, other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce to the Financial Statements for each of the three months and nine ended September 30, 2014 and 2013.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Production costs	$25,942	$29,491	$85,915	$90,252
Lima office costs	1,952	943	3,890	2,734
Workers’ profit share	2,564	3,361	6,771	6,714
Cost of sales	30,458	33,795	96,576	99,700
Silver by-product revenue	(146)	(130)	(431)	(291)
Adjusted operating costs	30,312	33,665	96,145	99,409
Vancouver office	515	773	4,177	2,300
Stock-based compensation	258	574	861	1,740
Accretion expense	398	387	1,193	1,160
Sustaining expenditures:
Property, plant and equipment	12,648	12,424	25,154	28,885
Mineral property	-	-	-	-
All-in sustaining cost	44,131	47,823	127,530	133,494
Non sustaining expenditures:
Exploration	1,733	2,029	3,676	5,781
Property, plant and equipment	4,129	4,027	13,047	13,625
Mineral property	2,999	2,968	5,513	12,693
All-in cost	$52,992	$56,847	$149,766	$165,593
Ounces of gold sold	56,368	59,309	164,347	144,092
Adjusted operating costs per ounce	$538	$568	$585	$690
All-in sustaining cost per ounce	$783	$806	$776	$926
All-in cost per ounce	$940	$958	$911	$1,149

Below is the WGC costs reconciled to the Company’s actual after tax performance for the current the nine months ended September 30, 2014:

	WCG unit costs	Adjustments	Management cost per ounce
Production costs	$85,915	$-	$85,915
Lima office costs	3,890	-	3,890
Workers’ profit share	6,771	(6,771)	-
Cost of sales	96,576	(6,771)	89,805
Silver by-product revenue	(431)	431	-
Adjusted operating costs	96,145	(6,340)	89,805
Vancouver office	4,177	(4,177)	-
Stock-based compensation	861	(861)	-
Accretion expense	1,193	(1,193)	-
Current taxes	-	30,275	30,275
Workers' profit share	-	6,771	6,771
Sustaining expenditures:
Property, plant and equipment	25,154	-	25,154
Mineral property	-	-	-
All-in sustaining cost	127,530	24,475	152,005
Non sustaining expenditures:	-	-	-
Exploration	3,676	(3,676)	-
Property, plant and equipment	13,047	-	13,047
Mineral property	5,513	-	5,513
All-in cost	$149,766	$20,799	$170,565
Ounces of gold sold	164,347	-	164,347
Adjusted operating costs per ounce	$585	$(39)	$546
All-in sustaining cost per ounce/After tax sustaining cost per ounce	$776	$149	$925
All-in cost per ounce/After tax all-in cost per ounce	$911	$127	$1,038

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Sulliden Mining, Duran Ventures Inc., and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt, warrant liability and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets are classified as fair value through profit or loss, except for the Sulliden Mining shares which are classified as available-for-sale. The derivative liability and warrant liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 8 to the Financial Statements consist of shares and warrants in Duran and shares of Sulliden Mining and Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative and warrant liability is measured at fair value and is classified as Level 3. The derivative liability is measured using an option pricing model that considers changes in the US dollar price of gold to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 15 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the gold price. The warrant liability is measured using the Black-Scholes Option Pricing Model.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At September 30, 2014, the Company’s working capital of $14.8 million was sufficient to meet its short-term business requirements.

The Company plans to develop the Shahuindo project to start production in late 2015/early 2016. The mine plan and related costs are currently under review. This is expected to be financed by a combination of capital leases and a long term line of credit. The utilization of capital leases will result in accelerated depreciation, which will result in larger tax deductions at the beginning of the Shahuindo project’s life.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s short-term debt bears interest at Libor + 6% (see Note 17 to the Financial Statements). The Company is subject to Libor rate fluctuations. In July 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

In July 2014, the Company received funds of $35,000 from Banco del Credito de Peru. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60% (Note 17). The funds will be used for working capital.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates strategic transactions and may in the future enter into a transaction.

Events subsequent to September 30, 2014

Subsequent to September 30, 2014, the Company received $1,181 pursuant to the exercise of 818,527 stock options.

Subsequent to September 30, 2014, the Company granted 1,700,000 stock options to non-executive directors with an exercise price of CAD $2.91 expiring on October 17, 2019.

Subsequent to September 30, 2014, the Company delivered the estimated remaining 3,216 ounces of gold to fulfill its obligation under the Purchase Agreement (see Note 15 to the Financial Statements).

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares outstanding as follows:

Number of common Shares

December 31, 2013	176,767,682
Issued to acquire Sulliden	153,406,390
Exercise of stock options	1,215,250
Total as at September 30, 2014	331,389,322
Exercise of stock options	818,527
Total as at November 7, 2014	322,207,849

As at the date of this MD&A, the Company has options exercisable into common shares outstanding as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(CAD$/option)
Outstanding, September 30, 2014	17,252	$2.60
Exercised	(819)	$1.62
Expired/cancelled	(65)	$3.08
Issued	1,700	$2.91
Outstanding, November 7, 2014	18,068	$2.68
Options exercisable, November 7, 2014	16,168	$2.65

In addition, as at September 30, 2014 and November 7, 2014, there were 9,910,112 warrants issued and outstanding exercisable at CAD$2.39 and which expire on April 12, 2015.

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at September 30, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the design effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effectively designed to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the design effectiveness of the Company’s ICFR as at September 30, 2014 and have concluded that such ICFR is designed effectively. To design its ICFR, the Company used the 2013 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the nine months ended September 30, 2014, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See “Social and Community Issues” section.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 28, 2014 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of lawsuits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2014 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see “Business Risk Factors”, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.